Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2018

2Q18 Added 23,647 New Subscribers

2Q18 Revenues Up 27.4% YOY to RMB234.6 Million ($35.3 Million)

2Q18 Operating Income Up 39.4% YOY to RMB76.3 Million ($11.5 Million)

Conference Call to be Held on November 21, 2017 at 8:00 a.m. ET

HONG KONG, China, November 20, 2017 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal year 2018 ended September 30, 2017.

Second Quarter of Fiscal 2018 Highlights

•                  Revenues for the second quarter of fiscal 2018 increased by 27.4% to RMB234.6 million ($35.3 million) from RMB184.1 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 23,647 and 620,6801, respectively.

•                  Gross profit increased by 30.2% to RMB188.9 million ($28.4 million) from RMB145.1 million in the prior year period.

•                  Gross margin increased to 80.5% from 78.8% in the prior year period.

•                  Operating income increased by 39.4% to RMB76.3 million ($11.5 million) from RMB54.7 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB108.7 million ($16.3 million), up 31.2% from RMB82.9 million in the prior year period.2

•                  Net income attributable to the Company’s shareholders improved to RMB67.6 million ($10.2 million) from RMB16.6 million in the prior year period as no interest expense was recorded during this quarter.

•                  Net cash provided by operating activities for the second quarter of fiscal 2018 increased to RMB215.3 million ($32.4 million) from RMB136.3 million in the prior year period.

First Half of Fiscal 2018 Highlights

•                  Revenues for the first half of fiscal 2018 increased by 28.5% to RMB458.8 million ($69.0 million) from RMB357.1 million in the prior year period.

•                  New subscriber sign-ups reached 46,170, and accumulated subscriber base expanded to 620,6801.

•                  Gross profit increased by 31.3% to RMB368.4 million ($55.4 million) from RMB280.6 million in the prior year period.

•                  Operating income increased by 49.0% to RMB159.3 million ($23.9 million) from RMB106.9 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses increased to RMB201.0 million ($30.2 million), or 23.6% year-over-year, from RMB162.6 million in the prior year period.2

•                  Net income attributable to the Company’s shareholders increased materially to RMB136.7 million ($20.6 million) from RMB32.4 million in the prior year period.

•                  Net cash provided by operating activities for the first half of fiscal 2018 increased significantly to RMB441.7 million ($66.4 million) from RMB267.3 million in the prior year period.

“We are pleased with our growth in the second quarter, highlighted by the number of new subscribers reaching 23,647, which demonstrates the effectiveness of the tactics we adopted to fine-tune front line sales and nurture our markets. As the Guangdong division continues to display strong growth momentum, the Zhejiang market continues to ramp up and the Beijing market maintains a steady pace of growth, we are prudently optimistic about this year’s prospect,” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation. “While keeping our focus on the organic growth of our core business, we will also actively explore potential investment opportunities to build multiple revenue sources and boost profit growth as new challenges emerge to maintain our position as the industry leader.”

Summary — Second Quarter and First Half Ended September 30, 2016 and 2017

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Revenues	184,140	234,572	35,257	357,092	458,794	68,958
Gross Profit	145,052	188,928	28,397	280,571	368,368	55,366
Operating Income[3]	54,744	76,328	11,472	106,879	159,289	23,942
Interest Expense	(29,801)	—	—	(58,634)	(3,257)	(490)
Net Income Attributable to the Company’s Shareholders	16,641	67,595	10,160	32,363	136,730	20,551
Earnings per Share — Basic and Diluted[4] (RMB/US$)	0.22	0.60	0.09	0.44	1.22	0.18
Revenues Breakdown (%)
Processing Fees	62.5%	65.7%		62.2%	65.6%
Storage Fees	37.5%	34.3%		37.8%	34.4%

New Subscribers (persons)	18,037	23,647		34,674	46,170
Total Accumulated Subscribers (persons)	536,877	620,680 [1]		536,877	620,680 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	136,277	215,293	32,359	267,291	441,710	66,390
Net cash used in investing activities	(5,151)	(11,354)	(1,706)	(84,280)	(22,017)	(3,309)
Net cash used in financing activities	(60,000)	—	—	(60,000)	—	—

Second Quarter of Fiscal 2018 Financial Results

REVENUES. Revenues increased by 27.4% to RMB234.6 million ($35.3 million) in the second quarter of fiscal 2018 from RMB184.1 million in the prior year period. The increase was mainly driven by the strong growth in new subscribers and the Company’s enlarged total subscriber base.

Revenues generated from processing fees and other services in the second quarter of fiscal 2018 increased by 33.9% to RMB154.1 million ($23.2 million) from RMB115.1 million in the prior year period. 23,647 new subscriber sign-ups were recorded during the reporting quarter compared to 18,037 new subscribers in the prior year period. Revenues generated from processing fees accounted for 65.7% of total revenues compared to 62.5% in the prior year period.

Revenues generated from storage fees increased by 16.7% to RMB80.5 million ($12.1 million) in the second quarter of fiscal 2018 from RMB69.0 million in the prior year period. The accumulated subscriber base as of September 30, 2017 was 620,6801. Storage fee revenues accounted for 34.3% of total revenues compared to 37.5% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter of fiscal 2018 increased to RMB188.9 million ($28.4 million), a 30.2% increase from RMB145.1 million in the prior year period. Benefiting from economies of scale, gross margin was 80.5%, up from 78.8% in the prior year period.

OPERATING INCOME. Operating income increased by 39.4% to RMB76.3 million ($11.5 million). The increase in sales and marketing expenses was reduced by slower growth in general and administrative expenses which resulted in operating margin expansion from 29.7% to 32.5%. Depreciation and amortization expenses for the quarter amounted to RMB12.4 million ($1.9 million), similar to the same period last year. Share-based compensation expense for the second quarter amounted to RMB20.1 million ($3.0 million) as compared to RMB15.5 million in the prior year period. Various sales and marketing expenses, excluding sales and marketing related share-based compensation expense, experienced an increase from the prior year period. As a result, operating income before depreciation and amortization and share-based compensation expense grew at a flatter pace of 31.2% to RMB108.7 million ($16.3 million).2

Research and Development Expenses. Research and development expenses was RMB3.7 million ($0.6 million) in the second quarter of fiscal 2018 compared to RMB2.4 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses amounted to RMB56.2 million ($8.4 million), as compared to RMB39.6 million in the prior year period. During the quarter, the Company continued to motivate its front line sales forces by stepping up performance incentives while escalating marketing and promotion activities. As a result, staff costs and promotion expenses continued to rise. However, sales and marketing expenses as a percentage of revenues were kept in check at 23.9%, which was similar to the fiscal year 2017 full-year average.

General and Administrative Expenses. During the reporting quarter, the Company continued to closely monitor its general and administrative expenses. As a result, general and administrative expenses as a percentage of revenues declined from 26.2% during the same quarter last year to 22.5% in the reporting quarter. In nominal value, general and administrative expenses increased from RMB48.3 million in the same period last year to RMB52.8 million ($7.9 million), and the increase was mainly driven by an increase in share-based compensation expense.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of an increase in operating income and the absence of interest expense, income before income tax for the second quarter of fiscal 2018 increased significantly to RMB83.2 million ($12.5 million) from RMB29.9 million in the prior year period. Income tax expense for the second quarter was RMB14.5 million ($2.2 million) compared to RMB12.6 million in the prior year period. Net income attributable to the Company’s shareholders for the second quarter increased to RMB67.6 million ($10.2 million) from RMB16.6 million in the prior year period. Net margin for the second quarter of fiscal 2018 improved materially to 28.8% from 9.0% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2018 improved to RMB0.60 ($0.09)4 from RMB0.22 in the prior year period.

LIQUIDITY. As of September 30, 2017, the Company had cash and cash equivalents of RMB3,927.3 million ($590.3 million) with aggregate current and non-current deferred revenues amounting to RMB2,103.4 million ($316.1 million). Net cash provided by operating activities for the second quarter of fiscal 2018 increased to RMB215.3 million ($32.4 million) from RMB136.3 million in the prior year period, when an interest payment was made to the Company’s convertible note holder.

First Half of Fiscal 2018 Financial Results

For the first half of fiscal year 2018, total revenues increased by 28.5% to RMB458.8 million ($69.0 million) from RMB357.1 million in the prior year period. The increase was largely attributable to an increase in the Company’s processing fees revenues from new subscribers. Revenues from processing fees and storage fees grew by 35.6% and 16.8%, respectively. Gross profit increased by 31.3% to RMB368.4 million ($55.4 million) from RMB280.6 million in the prior year period. Operating income increased significantly by 49.0% to RMB159.3 million ($23.9 million) from RMB106.9 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB201.0 million ($30.2 million), up 23.6% from RMB162.6 million in the prior year period.2 Net income attributable to the Company’s shareholders improved to RMB136.7 million ($20.6 million) from RMB32.4 million in the prior year period. Basic and diluted earnings per share attributable to ordinary shares increased materially to RMB1.22 ($0.18) from RMB0.44 in the prior year period. Net cash provided by operating activities in the first half of fiscal 2018 increased to RMB441.7 million ($66.4 million) from RMB267.3 million in the prior year period.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, November 21, 2017 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-720-452-9217 or 1-800-289-0438 for US callers, or +852-3008-1527 for Hong Kong callers, access code: 1974053.

1 During the three months and six months ended September 30, 2017, 23,647 and 46,170 new subscribers were recruited, respectively. The Company reclassified 142 and 530 private cord blood units as donated cord blood units during the three months and six months ended September 30, 2017 after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 620,680 as of September 30, 2017.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months and six months ended September 30, 2016 and 2017 included the following:

(i)             Depreciation and amortization expenses for the three months ended September 30, 2016 and 2017 were RMB12.6 million and RMB12.4 million ($1.9 million). Depreciation and amortization expenses for the six months ended September 30, 2016 and 2017 were RMB25.1 million and RMB25.1 million ($3.8 million); and

(ii)          As of September 30, 2017, a total of 7,300,000 restricted share units (“RSUs”) were issued and outstanding under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB15.5 million and RMB20.1 million ($3.0 million) for the three months ended September 30, 2016 and 2017. Share-based compensation expenses related to this RSU scheme were RMB30.6 million and RMB16.6 million ($2.5 million) for the six months ended September 30, 2016 and 2017.

4 Out of 7,300,000 RSUs issued and outstanding as of September 30, 2017, 7,080,000 ordinary shares (“Shares”) were issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 113,524,742 outstanding shares (73,003,248 outstanding shares for the three and six months ended September 30, 2016), basic and diluted earnings per ordinary share would be RMB0.20 and RMB0.56 ($0.08) for the three months ended September 30, 2016 and 2017, basic and diluted earnings per ordinary share would be RMB0.40 and RMB1.15 ($0.17) for the six months ended September 30, 2016 and 2017, respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2017 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2017 were made at the noon buying rate of RMB6.6533 to $1.00 on September 29, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2017

	March 31,	September 30,
	2017	2017
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,510,264	3,927,280	590,276
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; September 30, 2017: RMB56,829 (US$8,541))	112,533	111,697	16,789
Inventories	30,987	38,756	5,825
Prepayments and other receivables - Third parties	17,524	22,576	3,394
Prepayments and other receivables - Related parties	—	2,284	343
Total current assets	3,671,308	4,102,593	616,627
Property, plant and equipment, net	551,434	541,612	81,405
Non-current deposits - Third parties	237,487	236,903	35,607
Non-current deposits - Related party	—	8,500	1,278
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; September 30, 2017: RMB68,696 (US$10,325))	135,148	123,421	18,550
Inventories	68,775	69,843	10,497
Intangible assets, net	106,686	104,376	15,688
Available-for-sale equity securities	200,790	163,038	24,505
Other investment	189,129	189,129	28,426
Deferred tax assets	22,155	25,772	3,874
Total assets	5,182,912	5,565,187	836,457

LIABILITIES
Current liabilities
Convertible note, net	1,031,154	—	—
Accounts payable	11,060	13,125	1,973
Accrued expenses and other payables	65,162	92,238	13,864
Deferred revenue	323,690	374,912	56,350
Amount due to a related party	4,679	10,428	1,567
Income tax payable	11,383	13,294	1,998
Total current liabilities	1,447,128	503,997	75,752
Non-current deferred revenue	1,569,579	1,728,471	259,792
Other non-current liabilities	302,233	330,455	49,668
Deferred tax liabilities	21,423	20,985	3,154
Total liabilities	3,340,363	2,583,908	388,366

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of September 30, 2017	50	78	12
Additional paid-in capital	936,417	1,987,057	298,657
Treasury stock, at cost (March 31 and September 30, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(423)
Accumulated other comprehensive income/(loss)	24,428	(26,166)	(3,933)
Retained earnings	879,775	1,016,505	152,783
Total equity attributable to China Cord Blood Corporation	1,837,855	2,974,659	447,096
Non-controlling interests	4,694	6,620	995
Total equity	1,842,549	2,981,279	448,091
Total liabilities and equity	5,182,912	5,565,187	836,457

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2016 and 2017

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	184,140	234,572	35,257	357,092	458,794	68,958
Direct costs	(39,088)	(45,644)	(6,860)	(76,521)	(90,426)	(13,592)
Gross profit	145,052	188,928	28,397	280,571	368,368	55,366
Operating expenses
Research and development	(2,377)	(3,664)	(551)	(4,326)	(6,343)	(953)
Sales and marketing	(39,642)	(56,152)	(8,440)	(77,834)	(99,602)	(14,970)
General and administrative	(48,289)	(52,784)	(7,934)	(91,532)	(103,134)	(15,501)
Total operating expenses	(90,308)	(112,600)	(16,925)	(173,692)	(209,079)	(31,424)
Operating income	54,744	76,328	11,472	106,879	159,289	23,942
Other (expenses)/income, net
Interest income	4,438	5,790	870	8,715	10,617	1,596
Interest expense	(29,801)	—	—	(58,634)	(3,257)	(490)
Foreign currency exchange (losses)/gains	(15)	110	17	120	111	17
Others	576	993	149	728	2,142	322
Total other (expenses)/income, net	(24,802)	6,893	1,036	(49,071)	9,613	1,445
Income before income tax	29,942	83,221	12,508	57,808	168,902	25,387
Income tax expense	(12,639)	(14,525)	(2,183)	(24,315)	(30,246)	(4,547)
Net income	17,303	68,696	10,325	33,493	138,656	20,840
Net income attributable to non-controlling interests	(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Net income attributable to China Cord Blood Corporation’s shareholders	16,641	67,595	10,160	32,363	136,730	20,551

Earnings per share:
Attributable to ordinary shares
- Basic	0.22	0.60	0.09	0.44	1.22	0.18
- Diluted	0.22	0.60	0.09	0.44	1.22	0.18

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(1,400)	(8,376)	(1,259)	(8,360)	(20,107)	(3,022)
- Unrealized holding losses in available-for-sale equity securities	(10,507)	(18,562)	(2,790)	(16,977)	(30,487)	(4,582)
Total other comprehensive losses	(11,907)	(26,938)	(4,049)	(25,337)	(50,594)	(7,604)
Comprehensive income	5,396	41,758	6,276	8,156	88,062	13,236

Comprehensive income attributable to non-controlling interests	(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	4,734	40,657	6,111	7,026	86,136	12,947

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months Ended September 30, 2016 and 2017

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	54,744	76,328	11,472	106,879	159,289	23,942
Depreciation and amortization expenses[5]	12,563	12,354	1,857	25,147	25,106	3,773
Share-based compensation expense[6]	15,546	20,060	3,015	30,605	16,622	2,498
Non-GAAP operating income	82,853	108,742	16,344	162,631	201,017	30,213

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

6 Share-based compensation expense relates to the Company’s RSU scheme in which 7,300,000 RSUs were issued and outstanding as of September 30, 2017.